Skadden, Arps, Slate, Meagher & Flom llp
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com May 22, 2015
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VIA EDGAR
John Grzeskiewicz
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE:	BlackRock Debt Strategies Fund, Inc. (File Nos. 333-196682 & 811-08603)

Dear Mr. Grzeskiewicz:

Filed herewith is Post-Effective Amendment No. 1 to the registration statement on Form N-2 of BlackRock Debt Strategies Fund, Inc. (the “Fund”), which is being filed with the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (“PEA1”). The Fund intends to file a further post-effective amendment to its registration statement on Form N-2 on or about June 26, 2015 (“PEA2”). The Fund’s registration statement on Form N-2 (the “Registration Statement”) is a shelf registration statement pursuant to which the Fund may conduct at-the-market offerings of its common shares pursuant to Rule 415 under the Securities Act. Therefore, the Fund is required to maintain a continually effective Registration Statement. PEA1 and PEA2 are the annual Registration Statement updates that are required to be provided by the Fund under Section 10(a)(3) of the Securities Act and filed pursuant to Section 8(c) of the Securities Act.

The Commission last declared the Fund’s Registration Statement effective on October 10, 2014. The Fund represents that PEA1 is being filed, and PEA2 will be

John Grzeskiewicz
May 22, 2015

filed, solely for the purpose of bringing the Fund’s financial statements up to date under Section 10(a)(3) of the Securities Act and for making other non-material changes to the Registration Statement. The Fund will provide you with a copy of PEA1 marked against the version of the Registration Statement (Pre-Effective Amendment No. 1) that the Commission declared effective on October 10, 2014. Prior to, or concurrently with, the filing of PEA2, the Fund will provide you with a copy of PEA2 marked against PEA1. The Fund thus requests that the Commission declare PEA2 effective without review in accordance with the procedures set forth in Investment Company Act Release No. 13768 (Feb. 15, 1984), by a date and time to be specified in an acceleration request letter to accompany PEA2’s filing with the Commission.

Should you have any concerns, or should you determine not to grant this request, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon